As filed with the Securities and Exchange Commission on October 24, 2002

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CSK Auto Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5531 (Primary Standard Industrial Classification Code Number)	86-0765798 (I.R.S. Employer Identification Number)

645 E. Missouri Ave., Suite 400
Phoenix, Arizona 85012
(Address of Principal Executive Offices)

Maynard Jenkins
CSK Auto Corporation
645 E. Missouri Ave., Suite 400
Phoenix, Arizona 85012
(602) 265-9200
(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Gibson, Dunn & Crutcher LLP 1801 California Street, Suite 4100 Denver, Colorado 80202 (303) 298-5700 Attention: Richard M. Russo	Jenkens & Gilchrist Parker Chapin LLP 405 Lexington Avenue New York, NY 10174 (212) 704-6000 Attention: Mark Hirsch

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum	Amount of
Title of Each Class of	Amount	Maximum Offering	Aggregate	Registration
Securities to be Registered	to be Registered	Price Per Unit(1)	Offering Price	Fee

Common Stock	3,041,967	$12.06	$36,686,122	$3,375

(1) Based on the average of the high and low trading price of the common stock, as reported on the New York Stock Exchange on October 18, 2002, pursuant to Rule 457(c).

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities or the solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 24, 2002

CSK AUTO CORPORATION

Common Stock

         This prospectus relates to 3,041,967 shares of CSK Auto Corporation common stock that may be offered for sale or otherwise transferred from time to time by certain of our stockholders. See “Selling Stockholders”. We will not receive any proceeds from the sale of these shares and we will pay substantially all of the expenses incurred in connection with this offering other than selling commissions.

         Any or all of these shares may be offered from time to time in one or more transactions (which may include block transactions) on the New York Stock Exchange or in the over-the-counter-market, in negotiated transactions or otherwise, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. The selling stockholders may offer these shares directly or by or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, concessions, commissions or otherwise.

         The selling stockholders and any brokers, dealers, agents or underwriters that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The aggregate net proceeds to the selling stockholders from the sale of the shares will be the purchase price of such shares less any commissions. See “Plan of Distribution”. No underwriting arrangements have been entered into by the selling stockholders as of the date hereof.

         The shares trade on the New York Stock Exchange under the symbol “CAO”. On October 23, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $12.05 per share.

An Investment in the Shares of Common Stock Offered Hereby Involves Risk.
See “Risk Factors” Beginning on Page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______ __, 2002.

PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL DATA
Statement of Operations Data
SELLING STOCKHOLDERS
RELATIONSHIP WITH THE SELLING STOCKHOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
PART II
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Officers and Directors
Item 16. Exhibits and Financial Statement Schedules
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
S-3
EX-5.1
EX-23.1

Prospectus Summary	1

The Offering	2

Risk Factors	3

Information Regarding Forward-Looking Statements	8

Use of Proceeds	8

Selected Consolidated Financial Data	8
Selling Stockholders	14

Relationship with the Selling Stockholders	14

Plan of Distribution	16
Legal Matters	17
Experts	17

Where You Can Find More Information	18

Incorporation by Reference	18

         You should rely only on information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations, and prospects may have changed since those dates.

i

PROSPECTUS SUMMARY

         This summary highlights information more fully described elsewhere in this prospectus or incorporated herein. Because it is a summary, it is not complete and may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and related notes, before deciding to invest in our common stock. In this prospectus, “CSK,” “CSK Auto,” “the Company,” “we,” “us,” and “our” refer to CSK Auto Corporation and its subsidiaries, CSK Auto, Inc. and its subsidiaries, except where it is noted or otherwise where the context makes clear that the reference is only to CSK Auto Corporation or to CSK Auto, Inc. and its subsidiaries. Our fiscal years consist of 52 or 53 weeks, end on the Sunday nearest to January 31, and are named for the calendar year just ended.

CSK Auto Corporation

         We are the largest specialty retailer of automotive parts and accessories in the Western United States and the third largest retailer in the United States, based on store count. We have the number one market position in 25 of the 28 geographic markets in which we operate, based on store count. Our stores offer a broad selection of brand name and generic automotive products for domestic and imported cars and light trucks, including new and remanufactured automotive replacement parts, maintenance items and accessories. As of August 4, 2002, we operated 1,114 stores in 19 states under one fully integrated operating format and three brand names:

•	Checker Auto Parts, founded in 1969, with 405 stores in the Southwestern, Rocky Mountain and Northern Plains states and Hawaii;

•	Schuck’s Auto Supply, founded in 1917, with 234 stores in the Pacific Northwest and Alaska; and

•	Kragen Auto Parts, founded in 1947, with 475 stores primarily in California.

         We serve both the do-it-yourself (DIY) and the commercial installer, or do-it-for-me (DIFM), markets. The DIY market, which is comprised of consumers who typically repair and maintain vehicles themselves, is the foundation of our business. Sales to the DIY market represented approximately 82% of our net sales for fiscal 2001. In 1994, we began targeting the DIFM market, comprised of auto repair professionals, fleet owners, governments and municipalities, to leverage our existing store base, fixed costs, inventory, and in-store personnel. As a result, sales to the DIFM market have increased from approximately 11% of our net sales for fiscal 1996 to approximately 18% of our net sales for fiscal 2001.

         The members of our senior management team average over 27 years of retail experience. We believe the team’s experience has enabled us to generate strong sales growth. Over the last five years, we have completed and integrated several strategic acquisitions, consistently achieved positive comparable store sales growth and expanded our commercial business. From fiscal 1996 through fiscal 2001, we achieved:

•	store growth from 580 to 1,130 stores at year-end;

•	positive comparable store sales growth in each fiscal year during this period;

•	net sales growth from $793.1 million to approximately $1.44 billion, a compound annual growth rate of 12.7%; and

•	growth in adjusted EBITDA from $50.5 million to $131.0 million, a compound annual growth rate of 21.0%.

         In the second quarter of fiscal 2002 (ended August 4, 2002), we reported comparable store sales growth of 7% and net sales of $398.3 million. Our net sales in the second quarter of fiscal 2002 increased 4.3% over the same period last year.

Additional Information

         Our principal executive offices are located at 645 East Missouri Avenue, Suite 400, Phoenix, Arizona 85012. Our telephone number is (602) 265-9200. CSK Auto Corporation was incorporated on July 12, 1993 in Delaware.

THE OFFERING

Common stock offered:	3,041,967 shares

Common stock to be outstanding after this offering	45,157,442 shares*

Risk factors	See “Risk Factors” beginning on page 3 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	“CAO”

*	The number of shares of our common stock outstanding after the offering is based on the number of shares of our common stock outstanding as of October 22, 2002, and excludes 3,209,352 shares of common stock subject to outstanding stock options as of August 4, 2002 at a weighted average exercise price of $13.11 per share (2,159,532 of which were exercisable as of August 4, 2002) and 156,490 shares reserved for future issuance pursuant to options that may be issued under our option plans.

RISK FACTORS

         Before you invest in our common stock you should carefully consider the following risks, as well as the other information set forth in this prospectus and the information incorporated by reference. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations and your investment in our common stock.

Risks Associated with Our Business

We may not be profitable or achieve continued growth.

         We incurred net losses during two of our last five fiscal years. We can offer no assurance that we will be profitable or achieve improvements in operating profit in the future.

Demand for our products may slow down and negatively affect our revenues.

         The need to purchase or replace auto parts is affected by a number of factors. A substantial decrease in the number of vehicle miles driven could have a negative impact on our revenues. Other factors that may also cause demand for our products to decrease include:

•	increases in gas prices;

•	changes in the economy;

•	changes in travel patterns; and

•	weather conditions.

Our Profitability Enhancement Program may not achieve the benefits we expect.

         We have taken a number of steps designed to improve our operations and financial results. In the second quarter of fiscal 2001, we announced the implementation of a Profitability Enhancement Program and special charges of $28.0 million, net of tax, to our income. We expect that these changes to our business operations will continue to produce cost savings in the future. However, we cannot provide any assurance that any of the changes made to our business operations will achieve the benefits that we expect.

We may not be able to grow our number of stores in a profitable manner.

         Our store growth is based, in part, on expanding selected stores, relocating existing stores and adding new stores primarily in markets we currently serve. There can be no assurance that our opening of new stores in markets we already serve will not adversely affect existing store profitability. There also can be no assurance that we will be able to manage our growth effectively.

         Our future growth and financial performance are, therefore, dependent upon a number of factors, including our ability to:

•	locate and obtain acceptable store sites;

•	negotiate favorable lease terms;

•	complete the construction of new and relocated stores in a timely manner;

•	hire, train and retain competent managers and associates; and

•	integrate new stores into our systems and operations.

A decrease in the ability and willingness of our suppliers to supply products to us on favorable terms would have a negative impact on our results of operations.

         Our business depends on developing and maintaining productive relationships with our vendors and upon their ability or willingness to sell products to us on favorable price and other terms. Many factors outside our control may harm these relationships and the ability or willingness of these vendors to sell these products on such terms. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them. In addition, our failure to pay promptly, or order sufficient quantities of inventory from our vendors, such as occurred during fiscal 2001, may increase the cost of products we purchase from vendors or may lead to vendors refusing to sell products to us at all. Finally, the trend towards consolidation among automotive parts suppliers may disrupt our relationship with some vendors. A disruption of these vendor relationships, including any failure to obtain vendor discounts and allowances, or a disruption in our vendors’ operations could have a material adverse effect on our business and results of operations.

Our operations are concentrated in the western region of the United States, and therefore our business is subject to fluctuations if adverse conditions occur in that region.

         The vast majority of our stores are located in the Western United States. As a result of this geographic concentration, we are subject to regional risks such as the economy, weather conditions, power outages, the cost of electricity, earthquakes and other natural disasters. In recent years, certain regions where we operate have experienced economic recessions and extreme weather conditions. Although temperature extremes tend to enhance sales by causing a higher incidence of parts failure and increasing sales of seasonal products, unusually severe weather can reduce sales by causing deferral of elective maintenance. Because our business is seasonal, inclement weather occurring during traditionally peak selling months may harm our business. No prediction can be made as to future economic or weather conditions. Several of our competitors operate stores across the United States and, therefore, may not be as sensitive to such regional risks.

Delivery of products that we import from overseas may be delayed by labor disputes in the west coast seaports.

         On September 30, 2002, the Pacific Maritime Association, a group representing seaport operators on the west coast of the United States and international shipping lines, initiated a lockout of members of the International Longshore and Warehouse Union at 29 west coast ports. On October 8, 2002, a federal court issued a restraining order effective until October 16, 2002, to be followed by an 80-day cooling off period as required by the Taft Hartley Act. Although the Company believes that if a lockout or strike were to follow this 80-day period, the Company would not be materially and adversely affected because its sales of imported products are not significant, an extended work stoppage and its related negative impact on the economy as a whole could adversely affect our revenues in a material manner.

Our industry is highly competitive and we may not have the resources to compete effectively.

         The retail sale of automotive parts and accessories is highly competitive. Some of our competitors have more financial resources, are more geographically diverse or have better name recognition than us, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may be forced to reduce our prices, which could cause a material decline in our revenues and earnings and hinder our ability to service our debt.

         We compete primarily with the following:

•	national and regional retail automotive parts chains;

•	wholesalers or jobber stores (some of which are associated with national parts distributors or associations);

•	automobile dealers that supply manufacturer parts; and

•	mass merchandisers that carry automotive replacement parts and accessories.

We are subject to environmental laws and the cost of compliance with these laws could negatively impact the results of our operations.

         We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances, the recycling of batteries and used lubricants, and the ownership and operation of real property. As a result of investigations undertaken in connection with certain of our store acquisitions, we are aware that soil or groundwater may be contaminated at some of our properties. There can be no assurance that any such contamination will not have a material adverse effect on us. In addition, as part of our operations, we handle hazardous materials and our customers may also bring hazardous materials onto our properties in connection with, for example, our oil recycling program.

There can be no assurance that compliance with environmental laws and regulations will not have a material adverse effect on us in the future.

We depend on our executive officers.

         Our success depends on the efforts of our executive officers. No assurance can be given that the loss of one or more of our executive officers would not have an adverse impact on us. We do not maintain “key person” life insurance with respect to our executive officers. Our continued success will also be dependent upon our ability to retain existing, and attract additional, qualified personnel to meet our needs.

There are risks associated with the judgments we make regarding critical accounting matters and with the application of recent accounting pronouncements.

         In reporting our financial results, we make a number of judgments with respect to critical accounting matters. In addition, several recent accounting pronouncements are not yet fully reflected in our financial statements. These accounting pronouncements and our judgments regarding critical accounting matters can have material impacts on our financial statements.

Risks Associated with Our Financial Condition

We are highly leveraged and have substantial debt service obligations that could restrict our ability to grow and operate successfully.

         We had an aggregate of approximately $544.7 million of outstanding indebtedness for borrowed money as of August 4, 2002. Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding debt instruments.

         The degree to which we are leveraged could have important consequences to your investment in our common stock, including the following risks:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available for other purposes;

•	our indebtedness under CSK Auto, Inc.’s senior credit facility carries variable rates of interest, and our interest expense could increase if interest rates in general increase;

•	we are substantially more leveraged than some of our competitors, which might place us at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do;

•	we may not be able to adjust rapidly to changing market conditions;

•	we may be more vulnerable in the event of a downturn in general economic conditions or in our business; and

•	our failure to comply with the financial and other restrictive covenants governing our debt, which, among other things, require us to maintain certain financial ratios and limit our ability to incur additional debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects.

We may not be able to generate the cash necessary to service our indebtedness, which would require us to refinance our indebtedness or default on our scheduled debt payments, undermining our ability to grow and operate profitably.

         We will need a significant amount of cash to service our debt. Our ability to generate cash depends on the success of our financial and operating performance. Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all, or that future borrowings will be available to us under CSK Auto, Inc.’s senior credit facility or otherwise in an amount sufficient to enable us to satisfy all of our obligations or to fund our other liquidity needs. In addition, because the senior credit facility has variable interest rates, the cost of those borrowings will increase if market interest rates increase.

         If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness before the scheduled maturity dates of such debt, sell assets or raise equity. On such maturity dates we may need to refinance our indebtedness if our operations do not generate enough cash to pay such indebtedness in full and if we do not raise additional capital. Our ability to refinance will depend on the capital markets and our financial condition at such time. We cannot assure you that we would be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity.

Despite current indebtedness levels, we may still be able to incur substantially more indebtedness, which would intensify the risks discussed above.

         Despite our current and anticipated debt levels, we may be able to incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the substantial risks described above would intensify. CSK Auto, Inc.’s senior credit facility permits additional borrowings (subject to a borrowing base formula), and any such borrowings (along with prior outstanding borrowings under the senior credit facility) would be secured by substantially all of CSK Auto, Inc.’s assets. Although the terms of the indentures governing CSK Auto, Inc.’s outstanding notes and the credit agreement relating to the senior credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial.

Restrictions imposed by CSK Auto, Inc.’s senior credit facility, the indenture governing CSK Auto, Inc.’s 12% senior notes, and the indenture governing CSK Auto, Inc.’s 11% senior subordinated notes restrict or prohibit our ability to engage in or enter into some operating and financing arrangements, which could adversely affect our ability to take advantage of potentially profitable business opportunities.

         The operating and financial restrictions and covenants in our debt instruments, including the credit agreement relating to CSK Auto, Inc.’s senior credit facility and the indentures governing CSK Auto, Inc.’s notes, impose significant operating and financial restrictions on us and require us to meet certain financial tests. Complying with these covenants may cause us to take actions that are not favorable to you as a holder of our common stock. These restrictions may also have a negative impact on our business, results of operations and financial condition by significantly limiting or prohibiting us from engaging in certain transactions, including:

•	incurring or guaranteeing additional indebtedness;

•	making investments;

•	creating liens on our assets;

•	transferring or selling assets currently held by us;

•	paying dividends;

•	engaging in mergers, consolidations, or acquisitions; or

•	engaging in other business activities.

         These restrictions could place us at a disadvantage relative to competitors not subject to such limitations.

         In addition, a breach of the covenants, ratios, or restrictions contained in CSK Auto, Inc.’s senior credit facility could result in an event of default thereunder. Upon the occurrence of such an event of default, the lenders under CSK Auto, Inc.’s senior credit facility could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness. If the lenders under the senior credit facility accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness, which is secured by substantially all of our assets, and our other indebtedness.

Risks Relating to the Ownership and Market for Our Common Stock.

A small number of stockholders own a large percentage of our stock and their interests may not always be identical to those of our public stockholders.

         Our five largest stockholders and other stockholders associated with them own in excess of 53% of our common stock. In addition, eight of our current directors were nominated by certain of these stockholders. The interests of our principal stockholders could conflict with your interests. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by such stockholders, these stockholders will be able to significantly influence us through their ability to vote as stockholders regarding, among other things, election of directors and approval of significant transactions.

         If all the shares of our common stock offered by this prospectus are sold to parties unrelated to our current stockholders, our four largest stockholders and other stockholders associated with them will own in excess of 46% of our common stock. In addition, five of our current directors were nominated by certain of these stockholders.

Our stock price may be highly volatile. The price of our common stock may decrease and you could lose some or all of your investment.

         The price at which our common stock trades has fluctuated significantly and may continue to be highly volatile. From our initial public offering in March 1998 through October 23, 2002, the sales price of our stock, as reported on the New York Stock Exchange, has ranged from a low of $2.50 to a high of $37.38 per share. The share prices for some other companies in our industry have experienced similar fluctuations. If our share price decreases you could lose some or all of your investment.

         In addition, the stock market in general has from time to time experienced significant price and volume fluctuations that have affected the market prices for companies like ours. In the past, this kind of market price volatility has often resulted in securities class action litigation against companies comparable to ours. Securities litigation could result in substantial costs and divert our management’s attention and resources.

         Sales of large numbers of shares pursuant to this registration statement at the same time could cause the market price of our common stock to decline significantly. These sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate. In addition, the potential sale of large numbers of shares by other stockholders may depress the market price of our common stock. See “Relationship With the Selling Stockholders — Registration Rights.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

         We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The factors described under the heading “Risk Factors” are among those that may cause actual results to differ materially from the forward-looking statements. All of our forward-looking statements should be considered in light of these factors. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise.

         In addition, we have filed reports with the U.S. Securities and Exchange Commission that include forward-looking statements relating to, among other things, future prospects and estimated cost savings. Like the forward-looking statements included in this prospectus, such statements, which were based on estimates of amounts not yet determinable, necessarily involve a number of risks and uncertainties, all of which are difficult to predict and, in many cases, are beyond our control.

USE OF PROCEEDS

         We will not receive any proceeds from the sale of the 3,041,967 shares by the selling stockholders. All proceeds from the resale of such shares will go to the selling stockholders. See “Selling Stockholders” and “Plan of Distribution”.

SELECTED CONSOLIDATED FINANCIAL DATA

         The selected financial data for each of the five fiscal years during the period ended February 3, 2002 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The consolidated financial statements as of February 4, 2001 and February 3, 2002 and for each of the three years in the period ended February 3, 2002 incorporated herein by reference. The selected financial data for the twenty-six weeks ended August 5, 2001 and August 4, 2002 have been derived from our unaudited consolidated financial statements incorporated herein by reference and include, in our management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results for the twenty-six weeks ended August 4, 2002 are not necessarily indicative of the results to be expected for the fiscal year ending February 2, 2003 or for any future period. You should read the data presented below together with our consolidated financial statements and related notes, the other financial information incorporated herein by reference.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Fiscal Year(1)					Twenty-Six Weeks Ended

						August 5,	August 4,
	1997(2)	1998(3)	1999(4)	2000(5)	2001(6)	2001(7)	2002(8)

						(Unaudited)
	(in thousands, except per share amounts and selected store data)
Statement of Operations Data

Net sales	$845,815	$1,004,385	$1,231,455	$1,452,109	$1,438,585	$737,843	$773,856

Cost of sales	468,171	531,073	636,239	769,043	790,585	422,183	426,658

Gross profit	377,644	473,312	595,216	683,066	648,000	315,660	347,198

Other costs and expenses:

Operating and administrative	330,514	399,016	501,527	592,691	580,134	291,243	294,203

Store closing and other restructuring costs	1,640	335	4,900	6,060	22,392	23,771	539

Legal settlement	—	—	—	8,800	2,000	2,000	—

Loss on sale of stores	—	—	—	—	—	—	847

Secondary offering costs	—	—	—	—	—	—	265

Goodwill amortization	—	—	1,941	4,799	4,807	2,418	—

Operating profit	45,490	73,961	86,848	70,716	38,667	(3,772)	51,344

1996 Recapitalization charges	1,009	—	—	—	—	—	—

Interest expense	40,680	30,730	41,300	62,355	61,608	31,410	33,958

Equity in loss on joint venture	—	—	—	3,168	—	—	—

Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	3,801	43,231	45,548	5,193	(22,941)	(35,182)	17,386

Income tax expense (benefit)	1,557	15,746	17,436	193	(8,886)	(13,598)	6,224

Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	2,244	27,485	28,112	5,000	(14,055)	(21,584)	11,162

Extraordinary loss, net of income taxes	(3,015)	(6,767)	—	—	(3,137)	—	(3,695)

Income (loss) before cumulative effect of change in accounting principle	(771)	20,718	28,112	5,000	(17,192)	(21,584)	7,467

Cumulative effect of change in accounting principle, net of income taxes	—	—	(741)	—	—	—	—

Net income (loss) as reported	$(771)	$20,718	$27,371	$5,000	$(17,192)	$(21,584)	$7,467

Add back amortization of goodwill, net of tax(9)	—	—	1,276	3,171	3,256	1,597	—

Goodwill adjusted net income (loss)	$(771)	$20,718	$28,647	$8,171	$(13,936)	$(19,987)	$7,467

Income (loss) before extraordinary loss and cumulative effect of change in accounting principle — per diluted share	$(0.04)	$0.75	$0.98	$0.18	$(0.50)	$(0.78)	$0.31

Net income (loss) as reported — per diluted share	$(0.04)	$0.75	$0.96	$0.18	$(0.61)	$(0.78)	$0.21

Goodwill adjusted net income (loss) — per diluted share	$(0.04)	$0.75	$1.00	$0.29	$(0.50)	$(0.72)	$0.21

Weighted average shares outstanding (diluted)	18,012	27,640	28,627	27,839	28,391	27,841	36,179

	Fiscal Year(1)					Twenty-Six Weeks Ended

						August 5,	August 4,
	1997(2)	1998(3)	1999(4)	2000(5)	2001(6)	2001(7)	2002(8)

						(Unaudited)	(Unaudited)
	(in thousands, except per share amounts and selected store data)
Other Financial Data

Adjusted EBITDA(10)	$70,173	$103,861	$148,966	$156,902	$131,041	$66,780	$70,414

Net cash provided by (used in) operating activities	(62,703)	3,403	(4,031)	32,469	(7,914)	27,206	6,036

Net cash used in investing activities	(56,727)	(37,524)	(260,221)	(34,542)	(10,143)	(4,885)	850

Net cash provided by (used in) financing activities	119,059	36,759	268,524	1,442	23,010	(19,345)	(6,451)

Capital expenditures	20,132	37,846	41,358	32,080	12,200	7,873	3,617

Depreciation and amortization	20,367	22,412	29,375	40,827	41,146	20,824	17,958

Commercial sales(11)	115,378	155,845	217,696	249,314	259,096	136,001	138,995

Selected Store Data

Number of stores (end of period)	718	807	1,120	1,152	1,130	1,154	1,114

Stores with commercial sales centers	360	509	554	548	545	544	558

Total store square footage (at period end)(12)	4,980,134	5,601,694	8,074,699	8,376,808	8,234,806	8,388,876	8,123,433

Average net sales per store(12)	$1,303	$1,317	$1,278	$1,278	$1,261	$640	$690

Percentage increase in comparable store net sales(13)	4%	2%	4%	2%	1%	0%	7%

Balance Sheet Data (end of period)

Cash and cash equivalents	$4,852	$7,490	$11,762	$11,131	$16,084	$14,107	$16,519

Net working capital	235,651	306,879	456,594	401,523	498,914	372,894	521,426

Total assets	563,251	634,022	1,035,652	1,066,806	1,068,577	1,082,394	1,091,615

Total debt (including current maturities)	439,962	333,293	627,133	647,881	670,843	633,587	544,689

Stockholders’ equity (deficit)	(75,055)	105,389	134,547	139,613	154,286	118,144	287,734

(footnotes on following pages)

Notes to Selected Consolidated Financial Data

(1)	Our fiscal year consists of 52 or 53 weeks, ends on the Sunday nearest to January 31 and is named for the calendar year just ended. All fiscal years presented had 52 weeks except for fiscal 2000, which had 53 weeks.

(2)	In December 1997, we acquired 82 stores from Trak Auto Corporation, which have been included in results of operations from the date of acquisition. The results of operations in fiscal 1997 shown are calculated in accordance with GAAP and include $5.3 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$3.4 million of transition and integration expenses associated with the 82 stores acquired from Trak Auto Corporation;

•	$0.9 million of non-cash stock based compensation; and

•	$1.0 million of other expenses related to our recapitalization in October 1996.

In addition, our fiscal 1997 results include an extraordinary loss of $3.0 million (net of an income tax benefit of $2.1 million) relating to the early extinguishment of outstanding debt under our then existing senior credit facility.

(3)	The results of operations in fiscal 1998 shown are calculated in accordance with GAAP and include $7.5 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	The write-off of a $3.6 million prepaid management fee;

•	$3.1 million of transition and integration expenses associated with 82 stores acquired from Trak Auto Corporation; and

•	$0.8 million of costs in connection with a secondary offering of our common stock.

In addition, our fiscal 1998 results include an extraordinary loss of $6.8 million (net of an income tax benefit of $4.2 million) relating to the early extinguishment of outstanding debt with the proceeds from our initial public offering.

(4)	The results of operations in fiscal 1999 shown are calculated in accordance with GAAP and include $32.7 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$30.2 million of transition and integration costs incurred with respect to acquired stores; and

•	$2.5 million of store closing costs incurred in connection with the closure of existing stores that overlapped with better-situated acquired stores.

(5)	The results of operations in fiscal 2000 shown are calculated in accordance with GAAP and include $48.5 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$3.2 million write-off of our investment in PartsAmerica.com;

•	$8.8 million of charges associated with certain legal settlements;

•	$23.8 million of transition and integration costs incurred with respect to acquired stores;

•	$0.4 million discrete provision for bad debt in connection with the bankruptcy of a large commercial customer;

•	$3.7 million of store closing costs incurred in connection with the closure of existing stores that overlapped with better-situated acquired stores;

•	$5.7 million of non-cash charges associated with the liquidation of certain acquired inventories; and

•	$2.9 million of operating losses incurred by acquired automotive service centers prior to our exit from that business.

(6)	The results of operations in fiscal 2001 shown are calculated in accordance with GAAP and include $51.2 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$46.3 million of charges incurred in connection with our Profitability Enhancement Program;

•	$2.0 million of charges associated with certain legal settlements;

•	$0.2 million of transition and integration costs incurred with respect to acquired stores;

•	$1.2 million loss on the disposition of certain fixed assets; and

•	$1.5 million discrete provision for bad debt in connection with the bankruptcy of a large commercial customer.

(7)	The results of operations in the first half of fiscal 2001 shown are calculated in accordance with GAAP and include $49.7 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$46.3 million of charges incurred in connection with our Profitability Enhancement Program;

•	$2.0 million of charges associated with certain legal settlements;

•	$0.2 million of transition and integration costs incurred with respect to acquired stores; and

•	$1.2 million loss in the disposition of certain fixed assets.

(8)	The results of operations in the first half of fiscal 2002 shown are calculated in accordance with GAAP and include $1.1 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$0.3 million of costs associated with the secondary offering of our common stock; and

•	$0.8 million related to the loss on the sale of certain Texas stores.

(9)	Reflects the cessation of goodwill amortization pursuant to SFAS 142.

(10)	EBITDA represents net income (loss) before interest expense, income tax expense (benefit), and depreciation and amortization expense. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements.

Adjusted EBITDA reflects the impact of certain items that we believe are important in evaluating our results. Such items are included in the calculation of EBITDA as it is defined in CSK Auto, Inc.’s senior credit facility, for purposes of measuring our compliance with debt covenants.

Both EBITDA and adjusted EBITDA may differ in method of calculation from similarly titled measures used by other companies. The computation for each of the respective periods shown is as follows (in thousands):

						Twenty-Six Weeks
						Ended
	Fiscal Year
						August 5,	August 4,
	1997	1998	1999	2000	2001	2001	2002

						(Unaudited)
Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	$3,801	$43,231	$45,548	$5,193	$(22,941)	$(35,182)	$17,386

Add back:

Interest expense	40,680	30,730	41,300	62,355	61,608	31,410	33,958

Depreciation and amortization expense	20,367	22,412	29,375	40,827	41,146	20,824	17,958

EBITDA	64,848	96,373	116,223	108,375	79,813	17,052	69,302

Equity in loss of joint venture(a)	—	—	—	3,168	—	—	—

Other adjustments(b):

Profitability enhancement program (PEP) charges	—	—	—	—	46,318	46,318	—

Lawsuit settlements charges	—	—	—	8,800	2,000	2,000	—

Acquisition transition and integration costs	—	—	30,187	23,818	250	250	—

Loss on fixed assets	—	—	—	—	1,160	1,160	—

Bankruptcy of commercial customers charges	—	—	—	400	1,500	—	—

Store closings costs due to acquisitions	—	—	2,556	3,727	—	—	—

Inventory liquidations charges	—	—	—	5,686	—	—	—

Auto service centers losses	—	—	—	2,928	—	—	—

—1997 and 1998 items	5,325	7,488	—	—	—	—	—

Secondary offering costs	—	—	—	—	—	—	265

Loss on sale of stores	—	—	—	—	—	—	847

Total	5,325	7,488	32,743	48,527	51,228	49,728	1,112

Adjusted EBITDA	$70,173	$103,861	$148,966	$156,902	$131,041	$66,780	$70,414

(a)	In March 2000, we participated in the formation of a new joint venture, PartsAmerica.com (“PA”), with Advance Stores Company Incorporated (“Advance”) and Sequoia Capital. PA engaged in the sale of automotive parts and accessories via e-commerce. Results of operations for fiscal 2000 reflect the write off our investment in PA (a total of $3.2 million) due to poor operating results. During the second quarter of fiscal 2001, PA ceased operations.

(b)	See notes 2 through 8 above for a discussion of these items.

(11)	Represents sales to commercial accounts, including sales from stores without commercial sales centers.

(12)	Total store square footage is based on our actual store formats and includes normal selling, office, stockroom and receiving space. Average net sales per store is based on the average of the beginning and ending number of stores and is not weighted to take into consideration the actual dates of store openings, closings or expansions.

(13)	Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been open twelve months. Therefore, sales for the first twelve months a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.

SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the selling stockholders’ beneficial ownership of our common stock as of October 24, 2002.

	Shares Beneficially Owned		Shares Registered	Shares Beneficially Owned
	Before the Offering		in this Offering	After the Offering
Name of Shareholder	Number	Percentage		Number	Percentage

The Carmel Trust (1)	497,282	1.1%	497,282	0	0%

Transatlantic Investments, LLC	544,685	1.2%	544,685	0	0%

Glenellen Investment Co.	2,000,000	4.4%	2,000,000	0	0%

(1)  The trustee of the Carmel Trust (“Carmel”) is Chiltern Trustees Limited. The agreement pursuant to which Carmel was established in 1977 (the “Carmel Agreement”) designates certain “protectors” who must authorize any action taken by the trustee and who have the authority to discharge the trustee and to appoint substitute trustees. These protectors are Saul Tobias Bernstein, Gerrit Van Riemsdijk and Robert Smith (who is also a director of the Company). Other than in their respective roles with Carmel and its subsidiaries, these individuals are not otherwise associated with Carmel or us. The Carmel Agreement provides that Carmel shall continue until 21 years after the death of the last survivor of the descendants of certain persons living on the date it was established. Potential beneficiaries of Carmel include certain charitable institutions, and under limited circumstances, certain members of the families of Jules Trump (a director of the Company) and Eddie Trump (a director of the Company) who are not citizens or residents of the United States. Carmel can be deemed to beneficially hold 3,041,967 shares including the number of shares shown as owned by Transatlantic Investments, LLC (544,685 shares) and Glenellen Investment Co. (2,000,000 shares), each an affiliate of Carmel and each of which has shared investment and dispositive power with respect to its shares. Jules Trump, Eddie Trump and Robert Smith each disclaim beneficial ownership of all shares shown as owned by Carmel. The address for Carmel and Glenellen is c/o Skadden, Arps, Slate, Meagher & Flom, 333 West Wacker Drive, Chicago, Illinois 60606. The address for Transatlantic is c/o TG Services, Inc., P.O. Box 186, East Brunswick, New Jersey 08816.

RELATIONSHIP WITH THE SELLING STOCKHOLDERS

Stockholders’ Agreement

         At the time of our recapitalization in October 1996, CSK Auto Corporation entered into a stockholders’ agreement with each of our stockholders at the time (the “Agreeing Stockholders”). The stockholders selling in this offering are parties to the stockholders agreement. This agreement restricts the transfer of shares of our common stock held by the Agreeing Stockholders. The stockholders’ agreement also entitles the Agreeing Stockholders to certain rights regarding the transfer of their shares (including registration rights) and corporate governance.

Transfer Restrictions

         When any Agreeing Stockholder desires to sell its shares, the stockholders’ agreement provides that we and each of the other Agreeing Stockholders have, except as set forth below, a “right of first refusal” on those shares. We have a right of first refusal in the case of any proposed sales or other transfers of shares by any Agreeing Stockholder, and if we do not elect to purchase all such shares, such right can be exercised by the other Agreeing Stockholders. The right of first refusal is a right to purchase such offered shares on the same terms and conditions as the proposed third-party sale, except in the case of transfers (1) to affiliates and certain family members (“Permitted Transferees”), (2) pursuant to a registered public offering, or (3) pursuant to Rule 144 under the Securities Act. Any Agreeing Stockholder wishing to sell any of its shares, whether or not it has received a third-party offer, may offer to sell those shares to us and the other Agreeing Stockholders on terms and conditions established by the selling Agreeing Stockholder. In the event that we and/or the other Agreeing Stockholders do not purchase the shares, the selling Agreeing Stockholder may sell the shares to third parties on terms and conditions specified in the stockholders’ agreement.

         The stockholders’ agreement also provides the Original Investcorp Group and the Original Carmel Group (each as defined below) with “Drag-Along” rights. If members of the Original Investcorp Group or the Original Carmel Group were to desire to sell all of their shares to an unaffiliated third-party who has offered to acquire all of our outstanding shares, then the selling Agreeing Stockholders would have the right to require each of the other Agreeing Stockholders to sell all of their shares in the same transaction and upon the same terms and conditions; provided that the other Agreeing Stockholders would have the right to purchase, and/or have us purchase, from the selling Agreeing Stockholders all of the shares held by the selling Agreeing Stockholders upon the terms and conditions of the third party offer. For these purposes, the “Original Investcorp Group” shall mean the members of the Investcorp Group (as identified in the stockholders’ agreement) and each of their Permitted Transferees, and the “Original Carmel Group” shall mean Carmel (as defined in the stockholders’ agreement) and each of its Permitted Transferees.

         The stockholders’ agreement also provides Agreeing Stockholders with “Tag-Along Rights.” If any Agreeing Stockholder (the “Proposed Transferor”) proposed to transfer any shares (other than to Permitted Transferees, or pursuant to a registered public offering or under Rule 144) to any person (the “Proposed Purchaser”), each of the other Agreeing Stockholders would have the right to require the Proposed Purchaser to purchase a pro rata portion of its shares, and the Proposed Transferor would have to make a corresponding reduction in the number of its shares to be purchased. Each Agreeing Stockholder also has preemptive rights under certain circumstances to acquire a portion of any additional shares we offer at any time, other than in connection with a public offering and certain non-cash issuances, in order to enable such Agreeing Stockholder to maintain its percentage equity ownership.

Registration Rights

         Pursuant to the stockholders’ agreement, the Agreeing Stockholders have demand registration rights (“Demand Rights”) and piggy-back registration rights (“Piggy-back Rights”). The Demand Rights entitle the Agreeing Stockholders to require us to register all or any of the unregistered shares held by the exercising Agreeing Stockholders. The Investcorp Group as a whole may exercise Demand Rights up to four times. The Carmel Group as a whole may also exercise Demand Rights up to four times. The Piggy-back Rights entitle the Agreeing Stockholders, at any time that we propose to sell any equity securities in a transaction registered under the Securities Act, to include a portion of their unregistered stock in such offering. In connection with the registered offering of our common stock in December 1998, the Investcorp Group exercised one of its Demand Rights and the Carmel Group agreed that the next registered offering of common stock by both the Investcorp Group and the Carmel Group that is made pursuant to an exercise of Demand Rights shall be deemed to be pursuant to an exercise by the Carmel Group.

         The stockholders’ agreement provides that the Agreeing Stockholders will agree to restrictions on their ability to sell or otherwise transfer their shares for 90 days following certain registered public offerings by us.

Second Amendment

         In connection with the agreements relating to the issuance by the Company in December 2001 of $50.0 million in principal amount of 7% convertible subordinated debentures, the Agreeing Stockholders amended the stockholders’ agreement to waive certain notification, preemptive and registration rights contained therein. In such amendment, specific time deadlines for compliance with the registration rights not waived were established and the ability to obtain payments for non-compliance with those deadlines, identical in amount to those provided to the purchasers of the convertible subordinated debentures in the December 7, 2001 Registration Rights Agreement by and among us, Investcorp CSK Holdings L.P., and LB I Group Inc., were provided to certain of the Agreeing Stockholders who are not affiliated with Investcorp, S.A. or the Investcorp Group.

Third Amendment

         In the Third Amendment, the Agreeing Stockholders waived certain notification, preemptive and registration rights contained therein with respect to any future registration of shares issuable upon exercise of certain warrants issued in connection with our refinancing in December 2001. In addition, the Third Amendment provided modifications of certain registration filing preferences among the Agreeing Stockholders.

Fourth Amendment

         The Stockholders’ Agreement was further amended in October 2002 to modify the registration rights of the Agreeing Stockholders and the Company. The Fourth Amendment limits until December 2, 2002, the rights of the Company and the Agreeing Stockholders (other than members of the Carmel Group) to sell shares of the Company’s stock (other than 3,534,192 previously registered shares) or to request registration for sales of any unregistered shares.

Election of Directors

         The stockholders’ agreement provides that the Investcorp Group will have the right to nominate a majority of the members of the boards of directors of CSK Auto Corporation and the respective subsidiaries thereof so long as the Investcorp Group holds a greater number of shares of CSK Auto Corporation than the Carmel Group, and the Carmel Group will have the right to nominate a majority of the members of such boards of directors during any period in which the Carmel Group holds a greater number of shares. Three of our twelve directors are affiliated with members of the Carmel Group.

Termination

         The stockholders’ agreement, other than the registration rights provisions, will terminate after either the Investcorp Group or the Carmel Group holds less than the lesser of (1) five percent of the then current voting power, or (2) ten percent of the voting power held by such group at the time of our 1996 recapitalization. If all the shares covered by this prospectus are sold, such a termination of the non-registration provisions of the stockholders’ agreement will occur.

PLAN OF DISTRIBUTION

         The selling stockholders may offer and sell the shares shown on the cover page of this prospectus at various times in one or more of the following transactions:

•	on or off the New York Stock Exchange; or

•	in privately negotiated transactions.

         The securities may be sold:

•	at prevailing market prices at the time of sale;

•	at prices related to those prevailing market prices;

•	at fixed prices; or

•	at negotiated prices.

         The transactions may be effected by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer;

•	underwritten offerings;

•	block trades in which the broker or dealer will attempt to sell securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; or

•	negotiated transactions between selling stockholders and purchasers without a broker or dealer.

         This prospectus may also be used by those to whom a selling stockholder may pledge, donate or transfer shares covered by this prospectus and the term “selling stockholder” as used in this prospectus shall also include that pledgee, donee or transferee.

         To the extent required, this prospectus may be amended or supplemented from time to time to reflect any pledgee, donee or other transferee that may offer shares under this prospectus and to describe a specific plan of distribution or transaction.

         In connection with the sale of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with hedging transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and redeliver shares covered by this prospectus to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares covered by this prospectus, which shares those broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction). The selling stockholders may also pledge their shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction).

         The selling stockholders and any broker-dealers, underwriters or other persons acting on the behalf of parties that participate in the distribution of securities may be deemed to be underwriters. If so, any commissions, discounts or concessions received by them or profits they receive on the resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act.

         The selling stockholders may also sell their shares of common stock under Rule 144 promulgated under the Securities Act instead of under this prospectus, if Rule 144 is available for those sales.

         As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the securities under this prospectus.

         We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution or a purchase by a dealer or through an underwritten offering. Such supplement will disclose:

•	the name of any participating dealer, underwriter or agent;

•	the number of shares involved;

•	the price at which such shares will be offered for sale to the public;

•	any commissions to be paid or discounts or concessions to be allowed to any dealer, underwriter or agent, where applicable; and

•	other facts material to the transaction.

         Our registration rights agreement with the selling stockholders provides for our indemnification of the selling stockholders and their directors and officers, the underwriters and controlling persons of the selling stockholders or any underwriters against liabilities in connection with the offer and sale of the shares of our common stock, including liabilities under the Securities Act of 1933, as amended, and requires us to contribute to payments that such persons or entities may be required to make in respect of such liabilities.

         We will bear all costs, expenses and fees in connection with the registration of the shares offered pursuant to this prospectus. The selling stockholders will pay all commissions and discounts, if any, attributable to the sales of the shares.

LEGAL MATTERS

         The validity of the shares of common stock offered in this prospectus has been passed upon for us by Gibson, Dunn & Crutcher LLP, Denver, Colorado.

EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended February 3, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by us at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information located in the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

INCORPORATION BY REFERENCE

         The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that our SEC filings, containing important disclosures, may be listed below rather than repeated in full in this prospectus. In addition, our filings with the SEC after the date of this prospectus and before the termination of this offering will update the information in this prospectus and the incorporated filings. These later filings also will be considered to be included in this prospectus. The documents listed below and any future filings made prior to the termination of this offering with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, comprise the documents incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K/A for the year ended February 3, 2002.

•	Our Current Reports on Form 8-K dated March 5, 2002, June 7, 2002, July 17, 2002 and September 18, 2002.

•	Our Quarterly Report on Form 10-Q for the quarters ended May 5, 2002 and August 4, 2002.

•	The description of our capital stock contained in the Registration Statement on Form 8-A, filed with the SEC on March 5, 1998 (file no. 001-13927).

         In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number:

CSK Auto Corporation
645 E. Missouri Avenue
Suite 400
Phoenix, Arizona 85012
Attention: Finance Department
Phone: (602) 631-7392

3,041,967 Shares

CSK AUTO CORPORATION

Common Stock

PROSPECTUS

October 24, 2002

PART II

Item 14. Other Expenses of Issuance and Distribution.

Accounting Fees	$30,000

Legal Fees	$65,000

SEC Filing Fees	$3,375

Total Expenses	$98,375

Item 15. Indemnification of Officers and Directors

         Section 145 of the Delaware General Corporation Law (the “DGCL”) makes provisions for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Company under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

         As permitted by the DGCL, CSK Auto Corporation’s Restated Certificate of Incorporation, as amended (the “Charter”) provides that, to the fullest extent permitted by the DGCL, no director shall be liable to the Company or to its stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Charter is to eliminate the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

         In addition, the Charter provides that the Company may indemnify any person who was or is a party or who was or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (including, without limitation, one by or in the right of the corporation to procure judgment in its favor), whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or enterprise, from and against any and all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. The Charter also provides that the indemnification provided in the Charter shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or any other corporation or enterprise against expense liability or loss whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL or under the respective charters.

         CSK Auto Corporation’s By-Laws (the “Bylaws”) provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

         The Bylaws also provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of

Chancery of the State of Delaware or the court in which such action was brought shall deem proper.

         The Bylaws also provide that to the extent a director or officer of the Company has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith and that indemnification provided for in the Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled.

Insurance

         We maintain liability insurance covering directors and officers of each of the above companies.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT LIST

         The following is a list of Exhibits included as part of this Registration Statement.

Exhibit
No.	Description

4.1	Form of Common Stock certificate, incorporated herein by reference to our Registration Statement on Form 8-A filed March 5, 1998

5.1	Opinion of Gibson, Dunn & Crutcher LLP, as to the legality of the securities being registered.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Gibson, Dunn & Crutcher LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement)

24.1	Powers of Attorney (included on signature page)

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on October 24, 2002.

CSK Auto Corporation

By:	/s/ Don W. Watson

Don W. Watson
Senior Vice President, Chief Financial Officer and Chief Accounting Officer

Each of the undersigned, being a director or officer of CSK Auto Corporation, a Delaware corporation (the “Company”), hereby constitutes and appoints Lon Novatt and Don Watson, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done to the end that such Registration Statement or Registration Statements shall comply with the Securities Act of 1933, as amended, and the applicable Rules and Regulations adopted or issued pursuant thereto, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Maynard Jenkins Maynard Jenkins	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	October 24, 2002

/s/ Don W. Watson Don W. Watson	Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	October 24, 2002

/s/ James G. Bazlen James G. Bazlen	Director	October 24, 2002

/s/ James Egan James Egan	Director	October 24, 2002

/s/ Morton Godlas Morton Godlas	Director	October 24, 2002

/s/ Terilyn A. Henderson Terilyn A. Henderson	Director	October 24, 2002

/s/ Charles K. Marquis Charles K. Marquis	Director	October 24, 2002

/s/ Simon Moore Simon Moore	Director	October 24, 2002

/s/ Robert Smith Robert Smith	Director	October 24, 2002

/s/ Christopher J. Stadler	Director	October 24, 2002

Name	Title	Date

Christopher J. Stadler

/s/ Jules Trump Jules Trump	Director	October 24, 2002

/s/ Eddie Trump Eddie Trump	Director	October 24, 2002

/s/ Savio W. Tung Savio W. Tung	Director	October 24, 2002

EXHIBIT INDEX

Exhibit
No.	Description

4.1	Form of Common Stock certificate, incorporated herein by reference to our Registration Statement on Form 8-A filed March 5, 1998

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Gibson, Dunn & Crutcher LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement)

24.1	Powers of Attorney (included on signature page)